355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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VIA EDGAR AND FEDERAL EXPRESS

Jamie G. John, Branch Chief

William Demarest, Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Sunstone Hotel Investors, Inc.

Form 10-K

Filed February 19, 2015

File No. 1-32319

Sunstone Hotel Investors, Inc.

Form 8-K

Filed February 17, 2015

File No. 1-32319

Dear Ms. John and Mr. Demarest,

On behalf of Sunstone Hotel Investors, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 12, 2015, with respect to the Company’s Annual Report on Form 10-K and Current Report on Form 8-K for the year ended December 31, 2014. For your convenience, the Staff’s comments are set forth below in italics, followed by the Company’s responses.

Comments

Form 10-K: Non-GAAP Financial Measures, page 43

1.              We note that your presentation of FFO on page 47 appears to represent FFO attributable to common and preferred shareholders. Please advise and to the extent that you continue to present this measure in future filings revise your label accordingly.

Response

The Company’s current presentation of FFO represents FFO attributable to common and preferred stockholders. In order to be more consistent with its peers and with its own presentation of Adjusted FFO attributable to common stockholders, the Company intends to change its presentation of FFO to FFO attributable to common stockholders, and will reconcile that metric to net income. The revised presentation for the year ended December 31, 2014 is as follows (in thousands):

Net income	$87,939
Preferred stock dividends	(9,200)
Operations held for investment:
Real estate depreciation and amortization	154,253
Amortization of lease intangibles	4,113
Gain on sale of assets, net	(93)
Non-controlling interests:
Income from consolidated joint venture attributable to non-controlling interest	(6,676)
Real estate depreciation and amortization	(3,335)
Discontinued operations:
Gain on sale of assets	(5,199)
FFO attributable to common stockholders	$221,802

Form 10-K: Seasonality and Volatility, page 63

2.              We note your presentation of Comparable Portfolio Revenues. As this appears to be a non-GAAP measure, please tell us how your presentation complies with Item 10(e) of Regulation S-K or advise.

Response

The Company will include reconciliations between Comparable Portfolio Revenues and Total Revenues, which is the most directly comparable GAAP financial measure, in accordance with Item 10(e) of Regulation S-K. The revised presentation for the year ended December 31, 2014 is as follows (in thousands):

Revenues	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Total revenues	$243,483	$300,852	$307,783	$289,880	$1,141,998
Prior ownership results (1)	17,415	13,469	2,485	—	33,369
Non-hotel revenues (2)	(1,621)	(1,852)	(1,904)	(1,797)	(7,174)
Total Comparable Portfolio revenues (3)	$259,277	$312,469	$308,364	$288,083	$1,168,193
Quarterly Comparable Portfolio revenues as a percentage of total	22.2%	26.7%	26.4%	24.7%	100.0%

(1)         Represents prior ownership results for the Marriott Wailea before our acquisition of the hotel.

(2)         Includes revenue earned by BuyEfficient, as well as the amortization of favorable and unfavorable tenant lease contracts recorded in conjunction with our acquisitions of the Boston Park Plaza, the Hilton Garden Inn Chicago Downtown/Magnificent Mile, the Hilton New Orleans St. Charles, the Hyatt Regency San Francisco and the Marriott Wailea.

(3)         Represents revenues generated during our ownership and prior ownership, as applicable, for all 30 hotels in which we have interests as of December 31, 2014.

Form 8-K: Exhibit 99.1 Comparable Hotel EBITDA and Margins, page 18

3.              Please provide the following information with respect to your reconciliation of Hotel EBITDA, Hotel EBITDA Margins and the related Comparable Hotel Measures.

•                  Tell us the consideration you gave to Regulation G and Item 10(e)(1)(i) of Regulation S-K. Specifically we note that Hotel Revenue and Hotel Expenses used to derive your non-GAAP measures are not consistent with the amounts presented on your Statement of Operations.

•                  Tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

•                  It appears that Hotel EBITDA includes adjustments other than those specified in the definition of EBITDA. Please advise and revise your labels accordingly in future filings.

Response

The Company’s current presentation of Hotel EBITDA and Hotel EBITDA Margins reconciles Hotel EBITDA to Net Income. The Company will revise its presentation to reconcile both Total Hotel Revenues and Hotel EBITDA to their most directly comparable GAAP financial measures, in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K, as well as Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, the Company will revise its Hotel EBITDA label to more clearly identify the related amounts as Hotel Adjusted EBITDA. The revised presentation for the year ended December 31, 2014 is as follows:

	Year Ended December 31, 2014
	Actual (1)	Acquisition (2)	Comparable (3)
Number of hotels	30		30
Number of rooms	14,303		14,303

Hotel Adjusted EBITDA margin (4)	30.4%	34.8%	30.5%
Hotel Adjusted EBITDA margin, less non-current year property tax related adjustments, net (5)	30.1%		30.2%

Total revenues	$1,141,998	$33,369	$1,175,367
Non-hotel revenues (6)	(7,174)	—	(7,174)
Total Hotel Revenues	$1,134,824	$33,369	$1,168,193

Net income	$87,939	$7,350	$95,289
Non-hotel revenues (6)	(7,174)	—	(7,174)
Non-hotel operating expenses (7)	9,696	—	9,696
Property-level restructuring costs	675	—	675
Corporate overhead	28,739	—	28,739
Depreciation and amortization	155,845	4,260	160,105
Interest and other income	(3,479)	—	(3,479)
Interest expense	72,315	—	72,315
Loss on extinguishment of debt	4,638	—	4,638
Income tax provision	179	—	179
Income from discontinued operations	(4,849)	—	(4,849)
Hotel Adjusted EBITDA	344,524	11,610	356,134
Non-current year property tax related adjustments, net	(3,301)	—	(3,301)
Hotel Adjusted EBITDA, less non-current year property tax related adjustments, net (5)	$341,223	$11,610	$352,833

(1)         Actual represents the Company’s ownership results for the 30 Hotels held for investment as of December 31, 2014.

(2)         Acquisition for the year ended December 31, 2014 represents prior ownership results for the Marriott Wailea acquired July 17, 2014, along with the Company’s pro forma adjustment for depreciation expense.

(3)         Comparable represents the Company’s ownership results and prior ownership results as applicable for the 30 Comparable Hotels.

(4)         Hotel Adjusted EBITDA margin is calculated as Hotel Adjusted EBITDA divided by Total Hotel Revenues.

(5)         Hotel Adjusted EBITDA margin, less non-current year property tax related adjustments, net for the year ended December 31, 2014 excludes the additional net benefit of $3.3 million related to prior year property tax related adjustments.

(6)         Non-hotel revenues represent revenue earned by BuyEfficient, as well as the amortization of favorable and unfavorable tenant lease contracts recorded in conjunction with our acquisitions of the Boston Park Plaza, the Hilton Garden Inn Chicago Downtown/Magnificent Mile, the Hilton New Orleans St. Charles, the Hyatt Regency San Francisco and the Marriott Wailea.

(7)         Non-hotel operating expenses represent expenses generated by BuyEfficient, as well as the following: the amortization of lease intangibles; the amortization of the favorable management agreement recorded in conjunction with our acquisition of the Hilton Garden Inn Chicago Downtown/Magnificent Mile; non-cash straightline lease expense; and capital lease obligation interest - cash ground rent.

*                                         *                                         *                                         *                                         *

In connection with this response, the Company has authorized us to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please call the undersigned at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk

Steven B. Stokdyk
of LATHAM & WATKINS LLP

cc:                                Bryan Giglia, Senior Vice President & Chief Financial Officer, Sunstone Hotel Investors, Inc.

David Sloan, Senior Vice President & General Counsel, Sunstone Hotel Investors, Inc.